PRIVILEGED AND CONFIDENTIAL

[Letterhead of Wachtell, Lipton, Rosen & Katz]

VIA EDGAR AND FEDERAL EXPRESS

Gabriel Eckstein

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F. St., N.E.

Washington, D.C. 20549-3628

Re: BMC Software, Inc.

Form PREC14A

Filed May 18, 2012

File No. 1-16393

Dear Mr. Eckstein:

On behalf of BMC Software, Inc., a Delaware corporation (“BMC” or the “Company”), set forth below are responses to the comments of the Staff of the Office of Mergers & Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) that were set forth in the Staff’s letter, dated May 25, 2012, with respect to the Preliminary Proxy Statement filed by BMC with the SEC on May 18, 2012 (the “Proxy Statement”).

The Company has revised the Proxy Statement in response to the Staff’s comments and is filing concurrently with this letter an amended Proxy Statement (the “Amended Proxy

Gabriel Eckstein

Office of Mergers & Acquisitions

Securities and Exchange Commission

May 30, 2012

Statement”) that reflects those revisions and generally updates the information contained therein. For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response. Page references in the text of this letter correspond to the pages of the Amended Proxy Statement.

Questions and Answers About the Meeting and Voting

What are your voting choices when voting on the BMC Software, Inc. 2013 Employee Stock Purchase Plan and what vote is needed to approve it?

1.	Please revise the answers to questions 13-16 to disclose the treatment and effect of broker non-votes. See Item 21(b) of Schedule 14A.

Response: The Staff’s comment is noted and the Proxy Statement has been revised accordingly on pages 10 and 11 of the Amended Proxy Statement.

What are your voting choices for the Stockholder Proposal submitted by Elliott Associates?

2.	You indicate in response (b) that stockholders may vote for the Elliott stockholder proposal by returning the proxy card or voting instruction form sent by Elliott Associates. However, we note that the form of proxy that you include also allows stockholders to vote for the Elliott proposal. Please revise to clarify.

Response: The Staff’s comment is noted and the Proxy Statement has been revised accordingly on page 11 of the Amended Proxy Statement.

3.	Please revise this section to disclose that security holders may abstain from voting on this proposal.

Response: The Staff’s comment is noted and the Proxy Statement has been revised accordingly on page 11 of the Amended Proxy Statement.

Who will pay for the costs of this proxy solicitation?

4.	Please provide the disclosures required by Item 5(b)(4) of Schedule 14A.

Response: The Staff’s comment is noted and the Proxy Statement has been revised accordingly on pages 12 and 77 of the Amended Proxy Statement.

Background of the Solicitation

Gabriel Eckstein

Office of Mergers & Acquisitions

Securities and Exchange Commission

May 30, 2012

5.	Please revise this section to disclose why the board concluded that the Elliott proposal to form a special committee to pursue the sale of BMC is not in the best interest of the company and that it was not the right time to pursue such a sale.

Response: The Staff’s comment is noted and the Proxy Statement has been revised accordingly on page 13 of the Amended Proxy Statement.

Proposal One: Election of Directors

6.	Please note that support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure. Therefore, please provide supplemental information or further disclosure to support your beliefs or opinions on pages 13 and 37 that:

•	The director nominees that you proposed have “requisite management experience and deeper knowledge of the Company’s business than the nominees proposed by Elliott Associates”;

•	The director nominees you proposed “would serve the interests of all of the Company’s stockholders better than the nominees proposed by a single stockholder”; and

•

“[T]he stockholder proposal represents no purpose other than to limit the Board’s actions otherwise permitted by the Company’s Certificate of Incorporation, Amended and Restated Bylaws and Delaware Law.”

Response: The Staff’s comment is noted and the Proxy Statement has been revised accordingly on pages 15 and 38 of the Amended Proxy Statement.

7.	You state that, if a director nominee becomes “unavailable” before the election, you have proxy authority to vote for a replacement nominee if the board of directors names one. Please revise this statement so that it is consistent with the extent of discretionary authority set forth in Rule 14a-4(c)(5).

Response: The Staff’s comment is noted and the Proxy Statement has been revised accordingly on page 15 of the Amended Proxy Statement.

Proposal Five: Stockholder Proposal

Gabriel Eckstein

Office of Mergers & Acquisitions

Securities and Exchange Commission

May 30, 2012

8.	Please revise your disclosure to characterize the penultimate sentence of the second paragraph on page 37 as your opinion or belief, and provide us with support for this belief.

Response: The Staff’s comment is noted and the Proxy Statement has been revised accordingly on page 38 of the Amended Proxy Statement. Both the Company’s Certificate of Incorporation and Amended and Restated Bylaws provide that the Board of Directors of the Company (the “Board”) has the power to make, alter, amend, change or repeal the bylaws. Notwithstanding the powers afforded to the Board under the Company’s organizational documents, as of the date of this letter, the Board has not adopted any bylaw amendments or provisions that would be repealed by the stockholder proposal proposed by Elliott Associates. However, in the future, in fulfillment of its fiduciary duties to the Company and its stockholders, the Board could adopt an amendment or provision of the bylaws without the approval of the Company’s stockholders. As a result, the Company believes that the automatic repeal of any bylaw amendment or provision that might be passed by the Board without stockholder approval in the future, as proposed by the stockholder proposal, could result in the repeal of an amendment or provision of the bylaws that was adopted by the Board acting in the best interests of the Company and its stockholders.

Proxy Card

9.	Please clearly mark the form of proxy as a preliminary copy, in accordance with Exchange Act Rule 14a-6(e)(1).

Response: The Staff’s comment is noted and the form of proxy has been revised accordingly following page B-8 of the Amended Proxy Statement.

10.	Please revise your description on the proxy card of the advisory vote to approve executive compensation so that it is consistent with Rule 14a-21. The description should clarify that shareholders are voting to approve compensation on an advisory basis. Refer to Question 169.07 of the Exchange Act Rules Compliance and Disclosure Interpretations.

Response: The Staff’s comment is noted and the proxy card and the Proxy Statement has been revised accordingly following page B-8 of the Amended Proxy Statement.

11.	Proposal one is in the format applicable to majority voting, with “for,” “against,” and “abstain” boxes, but directors will be elected on a plurality basis. Rule 14a-4(b)(2) requires that the form of proxy clearly provide a means for security holders to “withhold” authority to vote for each nominee, unless, pursuant to Instruction 2 to Rule 14a-4(b), applicable state law gives legal effect to votes cast against a nominee. Please revise your form of proxy, or provide your analysis under these provisions.

Gabriel Eckstein

Office of Mergers & Acquisitions

Securities and Exchange Commission

May 30, 2012

Response: The Staff’s comment is noted and the form of proxy has been revised accordingly following page B-8 of the Amended Proxy Statement.

*             *             *

The Company has authorized us to advise the Staff that it acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 403-1327.

Very truly yours,

/s/ David C. Karp

David C. Karp

Cc:	Patrick K. Tagtow

BMC Software, Inc.